02022208

RECEIVED MAR 13 2002

AM 4/1/2002

TC 31226

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Flexvest Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5580 LBJ Freeway, Suite 560
(No. and Street)

Dallas (City) Texas (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Travis 972-404-0221
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Daniel Bobst, CPA
(Name — *if individual, state last, first, middle name*)

1485 Richardson Dr. Ste 180 (Address) Richardson, (City) TX (State) 75080-4660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4/1/2002

OATH OR AFFIRMATION

I, Mike Travis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flexvest Securities Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BEVERLY D DAVIS
NOTARY PUBLIC
State of Texas
Comm. Exp. 05-06-2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

h) Pursuant to Rule 15c3-3, a Reconciliation of the Audited Computation of Reserve Requirements and corresponding Unaudited Part I and Part IIA has not been prepared since no material differences exist.

n) No material inadequacies were found to exist nor were any found to have existed since the date of the previous audit.

FLEXVEST SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

G. DANIEL BOBST
Certified Public Accountant

FLEXVEST SECURITIES GROUP, INC.
Table of Contents
December 31, 2001

G. DANIEL BOBST
CERTIFIED PUBLIC ACCOUNTANT
1485 RICHARDSON DRIVE
SUITE 180
RICHARDSON, TEXAS 75080
(972) 907-1040

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Flexvest Securities Group, Inc.
Dallas, Texas

I have audited the accompanying balance sheet of Flexvest Securities Group, Inc. as of December 31, 2001 and the related statements of income, retained earnings, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Flexvest Securities Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

G. Daniel Bobst

February 15, 2002
Richardson, Texas

FLEXVEST SECURITIES GROUP, INC.
Balance Sheet
December 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$	12,490
Clearing House Deposit		6,006
Total Current Assets		18,496
FIXED ASSETS		
Office Equipment		50,044
Telephone Equipment		5,413
Electronic Equipment		27,095
Leasehold Improvements		100,184
Accumulated Depreciatic (Note E)		(182,736)
Total Fixed Assets		0
Total Assets	$	18,496

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	7,269
Due to Shareholder		8
Payroll taxes payable		91
Total Current Liabilities		7,368
STOCKHOLDERS' EQUITY		
Preferred Stock (Note B)		15,000
Common Stock (Note B)		107,460
Retained Earnings (Deficit)		(111,332)
Total Stockholders' Equity		11,128
Total Liabilities and Stockholders' Equity	$	18,496

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Statement of Income and Retained Earnings
For the year ended December 31, 2001

Commissions	$	183,412
Other Income		449
Advisory Fees		219,044
Total Revenue		402,905
Commissions paid		91,770
Gross profit		311,135
Operating expenses		388,299
Net Operating Income (Loss)		(77,164)
Other Income (Expense)		
Gains and (losses) on investments		(9,124)
Net Income (Loss) Before Taxes		(86,288)
Federal income tax		
Net Income (Loss)		(86,288)
Retained Earnings (Deficit), Beginning of year		(23,919)
Less: Dividends		(1,125)
Retained Earnings (Deficit), End of year	$	(111,332)

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2001

Beginning Balance, January 1, 2001	$ 224,248
Capital Contributions, net of Redemptions (Note B)	(125,707)
Dividends Paid & Payable	(1,125)
Net Income (Loss)	(86,288)
Ending Balance, December 31, 2001	$ 11,128

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Statement of Cash Flows
For the year ended December 31, 2001

Operating activities:	$ (168,694)
Investing activities:	
Decrease in Clearing House Deposit	215
Decrease in Net Fixed Assets	116,556
Decrease in Marketable Securities	124,968
Decrease in Prepaid Expenses	3,516
Financing activities:	
Capital contributed by shareholders	(65,707)
Redemption of Preferred Stock	(60,000)
Dividends paid	(1,125)
Net increase in cash	(50,271)
Cash at beginning of year	62,761
Cash at end of year	$ 12,490

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Operating Cash Flows (Indirect Method)
For the year ended December 31, 2001

Net income (loss)	$ (86,288)
Change in operating assets and liabilities:	
Receivables	10
Payables	(82,416)
Net cash provided (consumed) by operating activities	$ (168,694)

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Schedule of Operating Expenses
For the year ended December 31, 2001

Advertising	$	
Annual Fees		10,480
Automotive		2,026
Consulting Fees(Note C)		12,000
Contract Services		16,910
Contributions		100
Employee Benefits (Note C)		6,681
Depreciation (Note E)		116,556
Duren Special		45,383
Insurance		6,997
Interest		822
Legal & Audit		4,300
Office and Admin. Expense		8,787
Office & Equipment Rent		36,211
Office & equipment maintenance		7,878
Office Salaries		59,895
State, Local & Payroll Taxes		8,308
Promotion		632
Subscriptions		26,818
Telephone		16,721
Travel		794
Total Operating Expense	$	388,299

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Computation of Net Capital
For the year ended December 31, 2001

Net ownership equity from Balance Sheet	$	11,128
Less: Ownership equity not allowed		
Total qualified ownership equity		11,128
Less: Nonallowable assets from Balance Sheet (Note D)		6
Net Capital	$	11,122

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Notes to the Financial Statements
December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Flexvest Securities Group, Inc. (the Company) is presented to assist in the understanding of the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Method of accounting - These financial statements are presented on the full accrual basis.

Fixed Assets - Fixed assets contributed at the date of incorporation are stated at cost. In prior years, additions were expensed in the year acquired and no depreciation was provded. However, in the current year, asset additions were significant enough to result in a change in this policy. Current year additions were expensed to the extent allowed by the Internal Revenue Code, and the balance were capitalized. Depreciation is included in the statements for the period these assets were in service.

NOTE B - PREFERRED AND COMMON STOCK AND PAID IN CAPITAL

The Company redeemed $60,000 of the its 12% Cumulative Preferred at its par value of $1 per share during the year ended December 31, 2001bringing the total outstanding preferred to $15,000. The Company also distributed investment securities and the related margin balances to its common shareholders as a non-taxable, return-of-capital distribution to reduce it's market position as prescribed by rules and regulations.

NOTE C - RELATED PARTY TRANSACTIONS

The Company paid the managing shareholder $7,200 for the lease of office space and equipment, $12,000 for consulting services, and approximately $6,681 under a medical reimbursement plan.

NOTE D - CHANGE IN NET CAPITAL

Non-allowable assets include the following:

Accumulated interest on clearing deposit	6.00

NOTE E - DEPRECIATION

During the year 2001, the Company agreed with certain employees to divest itself of certain operations and to transfer those operations and related assets to the employees. In a major restructuring, the Company abandoned significant leasehold improvements to those employees as a condition connected to the sublease of its commercial office space. This resulted in a one-time charge against income of $116,556 which is reflected on the Statement of Operating Expenses as depreciation expense.

NOTE F - INFORMATION REQUIRED BY RULE 17a-5

There exist no material differences between audited Computation of Net Capital and the corresponding unaudited Part IIA of the Company's report to the National Association of Securities Dealers.

Flexvest Securities Group, Inc., as an introducing broker, clears all transactions with and for customers on a fully disclosed basis and is exempt from the reserve requirement computation of Rule 15c3-3 under the exemption provisions set forth in sub-paragraph (k)(2)(ii). Nothing was discovered during the audit of the company's records for the year ended December 31, 2001 that would preclude the company claiming exemption under the aforementioned sub-paragraph.

No material inadequacies were found to exist at Flexvest Securities Group, Inc.

Flexvest Securities Group, Inc. has no subordinated liabilities, and there were no changes from prior years in this area.

The Company's gross income for the year ended December 31, 2001 was less than $500,000. Therefore, no separate report is deemed necessary under Rule 17a-5(e)(4).